* 3/14/14 KW

[redacted]

14048136

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-. 35255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY MELLON CAPITAL MARKETS, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Barclay Street - 3rd Floor
(No. and Street)

New York	NY	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Gavin Jr. (212) 815-5010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Mellon Capital Markets, LLC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENA MANDARA
Notary Public of New Jersey
No. 2256418
Qualified in New York County
Commission Expires July 5, 2015

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–19
Supplementary Report	
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5	20–21

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Members of the Board of Directors
BNY Mellon Capital Markets LLC:

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets LLC (the Company) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of BNY Mellon Capital Markets LLC as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2014

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2013

Assets

Cash	$ 351,135
Cash segregated for regulatory purposes	5,000,000
Receivable from broker-dealers (note 4)	146,737,621
Receivable from customers (note 4)	65,905
Securities owned, at fair value (notes 3 and 10)	4,759,419,309
Securities purchased under agreements to resell (note 6)	258,074,977
Derivative assets, at fair value (note 10)	77,708,538
Fees receivable	12,614,756
Interest receivable	19,985,073
Receivable from affiliates (note 8)	2,299,563
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $1,978,176) (note 5)	614,032
Goodwill	45,883,143
Deferred tax asset (note 15)	3,539,790
Other assets	5,916,465
Total assets	$ 5,338,210,307

Liabilities and Member's Equity

Liabilities:	
Securities sold under agreements to repurchase (note 6)	$ 2,266,000,000
Securities sold not yet purchased, at fair value (notes 3 and 10)	1,092,774,811
Derivative liabilities, at fair value (note 10)	68,371,064
Payable to Parent (notes 8 and 15)	12,581,939
Payable to broker-dealers (note 4)	1,400,266,999
Interest payable	5,998,095
Accrued compensation and other expenses	10,467,646
Other liabilities (note 15)	3,361,811
Total liabilities	4,859,822,365
Subordinated liabilities (note 13)	50,000,000
Member's equity	428,387,942
Total liabilities and member's equity	$ 5,338,210,307

See accompanying notes to the Statement of Financial Condition.

(1) Organization

BNY Mellon Capital Markets LLC (the Company), is a wholly owned subsidiary of The Bank of New York Mellon Corporation (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB), Securities Investor Protection Corporation (SIPC), and the National Association of Securities Dealers Automated Quotations (NASDAQ). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions, through an affiliate broker-dealer on a fully disclosed basis, except for mortgage-backed securities, United States treasuries, and federal agency debentures, which are cleared by the Company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in the financial statement are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(b) Principal Transactions

Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at fair value. Fair value is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, as the price that would be received to sell

(Continued)

an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in active markets for similar instruments, quoted prices in inactive markets for identical instruments, other observable inputs (interest rates and yield curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.
Level 3 inputs	Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities.

In valuing level 3 securities, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company would then look at model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument.

(c) Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets repurchase agreements and resale agreements in the statement of financial condition in accordance with FASB ASC Topic 210-20, *Balance Sheet Offsetting.*

It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms, which permit it to repledge or resell the securities to others.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and securities owned, and is included in the respective interest balances as interest receivable or interest payable on the statement of financial condition.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

(e) Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with FASB ASC Topic 350-20, *Intangibles–Goodwill and Other*, goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such a loss is calculated as a difference between the implied fair value of goodwill and its carrying value.

(f) Income Taxes

The Company is included in the consolidated federal and combined state and local income returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey and Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax-sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC Topic 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current and deferred tax assets, and/or recording of current or deferred tax liabilities.

(Continued)

(3) Securities Owned and Securities Sold Not Yet Purchased, At Fair Value

At December 31, 2013, securities owned and securities sold, not yet purchased consist of the following, at fair value:

	Owned	Sold not yet purchased
Corporate debt securities	$ 1,319,314,724	545,445,847
Obligations of the U.S. treasury	283,749,819	401,031,677
U.S. government agencies	37,285,775	33,492,566
Agency mortgage-backed securities	2,201,649,219	—
State and municipal obligations	85,445,507	261,459
Auction rate securities	1,147,645	—
Certificates of deposit	199,604,658	—
Commercial paper	359,304,215	—
Equity securities	267,601,447	112,443,694
Preferred stock	4,316,300	99,568
	$ 4,759,419,309	1,092,774,811

(4) Receivable from and Payable to Customers and Broker-Dealers

Receivable from and payable to Customers and Broker-Dealers at December 31, 2013 consist of the following:

	Receivable	Payable
Receivable from/payable to broker-dealers	$ 428,971	47,673,409
Securities failed-to-deliver/receive	44,345,219	1,065,636
Receivable from/payable to customers	65,905	—
Receivable from/payable to clearing organizations	101,963,431	1,351,527,954
	$ 146,803,526	1,400,266,999

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, Unites States treasuries, and federal agency debentures through an affiliated broker-dealer on a fully disclosed basis. The amount receivable from the clearing organizations relates to the aforementioned transactions.

The Company self clears its mortgage-backed securities, United States treasury, and federal agency debenture transactions. The amounts in securities failed-to-deliver/receive represent transactions that did not settle at December 31, 2013.

Receivable from and payable to customers and broker-dealers include amounts due on unsettled securities transactions. Securities owned by customers and broker-dealers are held as collateral for the receivable. Such collateral is not reflected in the financial statement.

(Continued)

(5) Furniture, Equipment and Leasehold Improvements, At Cost

Furniture and office equipment, computer equipment and leasehold improvements at cost consist of the following as of December 31, 2013:

Furniture and office equipment	$	1,563,907
Computer equipment		941,105
Leasehold improvements		87,196
		2,592,208
Less accumulated depreciation and amortization		1,978,176
Furniture, equipment and leasehold improvements, net	$	614,032

(6) Securities Purchased Under Agreements to Resell and Securities Sold under Agreements to Repurchase

At December 31, 2013, the Company had received securities with an average interest rate of 0.07337% and a market value of $295,862,248 as collateral for our counterparty's obligation under securities purchased under agreements to resell of $258,074,977.

At December 31, 2013, the Company had pledged securities with an average interest rate of 0.07402% and a market value of $2,314,350,310 as collateral for its obligation under securities sold under agreements to repurchase of $2,266,000,000.

(7) Short-Term Borrowings

The Company maintains uncommitted lines of credit totaling $700,000,000, which consists of $200,000,000 with unrelated financial institutions and $500,000,000 with The Bank of New York Mellon Corporation. In addition, the Company maintains an additional uncommitted line of credit with an affiliated broker-dealer clearing agent. In each case, the lines of credit are used to finance the Company's trading business. As of December 31, 2013, the Company did not have overnight borrowings outstanding under the lines of credit.

(8) Related-Party Transactions

The Company conducts transactions in the ordinary course of business with the Parent and its affiliates. During the year ended December 31, 2013, such transactions included purchases of securities under agreements to resell, portfolio management and deposits. The Parent and its affiliates also provide legal, tax, data processing, and other administrative support services to the Company pursuant to a service agreement between the Company and the Parent and its affiliates.

The Company has various cancelable lease agreements with an affiliate of the Parent.

(Continued)

As of December 31, 2013, amounts payable to Parent consist of income taxes payable of $3,233,812 and other payables of $9,348,127, which consists of expenses incurred by the Parent on behalf of the Company.

In addition, the Company had receivables from affiliates totaling $2,299,563, of which $222,952 is unrestricted cash.

(9) Employee Benefits

(a) Retirement Benefits

The Parent has defined benefit and defined-contribution retirement plans covering substantially all full-time and eligible part-time employees and other postretirement plans providing healthcare benefits for certain retired employees.

In addition, the Parent also administers an Employee Stock Ownership Plan and an Employee Savings Plan. These plans provide additional benefits to certain employees.

(b) Stock Compensation

The Parent's Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, RSUs, and other stock-based awards to employees of the Company. The Parent's stock options plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company.

Restricted stock and RSUs are granted under the Parent's Long-Term Incentive Plans at no cost to the recipient. The fair value of the restricted stock and the RSUs is equal to the fair market value of the Parent's common stock on the date of grant.

(10) Financial Instruments

(a) Fair Value

In accordance with FASB ASC Topic 820, *Fair Value Measurement,* the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 primarily consists of securities whose value is based on unadjusted quoted market prices such as listed equities and preferred stock. Additionally, this category also includes U.S. treasury obligations for which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of securities whose value is based on quoted prices for similar assets or liabilities in markets that are active, quoted prices in inactive markets, and model based pricing for which the inputs are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. This category primarily includes corporate debt, U.S. government agencies, agency mortgage-backed securities, state and municipal obligations, certificates of deposits, commercial paper and interest rate contracts.

(Continued)

Level 3 comprises securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable. This category includes auction rate securities.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are as follows:

	Assets at fair value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities owned, at fair value:				
Corporate debt	$ —	1,319,314,724	—	1,319,314,724
U.S. treasury obligations	283,749,819			283,749,819
U.S. government agencies	—	37,285,775	—	37,285,775
Agency mortgage-backed securities	—	2,201,649,219	—	2,201,649,219
State and municipal obligations	—	85,445,507	—	85,445,507
Auction rate securities	—	—	1,147,645	1,147,645
Certificates of deposits	—	199,604,658	—	199,604,658
Commercial paper	—	359,304,215	—	359,304,215
Equity securities	267,601,447	—	—	267,601,447
Preferred stock	4,316,300	—	—	4,316,300
Total securities owned, at fair value	555,667,566	4,202,604,098	1,147,645	4,759,419,309

	Assets at fair value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Derivative assets, at fair value	$ 44,581,972	33,126,566	—	77,708,538
Total fair valued assets	$ 600,249,538	4,235,730,664	1,147,645	4,837,127,847

(Continued)

	Liabilities at fair value as of December 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities sold not yet purchased, at fair value:				
Corporate debt	$ —	545,445,847	—	545,445,847
U.S. treasury obligations	401,031,677	—	—	401,031,677
U.S. government agencies	—	33,492,566	—	33,492,566
State and municipal obligations	—	261,459	—	261,459
Equity securities	112,443,694	—	—	112,443,694
Preferred stock	99,568	—	—	99,568
Total securities sold not yet purchased, at fair value	513,574,939	579,199,872	—	1,092,774,811
Derivative liabilities, at fair value	36,153,669	32,217,395	—	68,371,064
Total fair valued liabilities	$ 549,728,608	611,417,267	—	1,161,145,875

There were no transfers between Levels 1, 2, and 3 during the year ended December 31, 2013.

The following table presents the changes in fair values for securities classified as Level 3 for the twelve months ended December 31, 2013.

Fair value measurements using significant unobservable inputs (Level 3)	**Auction rate securities**
Beginning balance at January 1, 2013	$ 19,693,000
Total realized gains or losses	865,939
Total unrealized gains or losses	39,012
Sales	(19,450,306)
Ending balance at December 31, 2013	$ 1,147,645

The following table presents the significant unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy.

	Quantitative information about Level 3 fair value measurements of assets			
	Fair value at December 31, 2013	Valuation technique	Unobservable input	Range
Measured on a recurring basis:				
Securities owned at fair value:				
Auction rate securities	$ 1,147,645	Discounted cash flow methodology	Credit spreads Expected maturity	230 -1,860 bps 1 month -10 years

(b) *Derivative Instruments, at Fair Value*

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including To-be-announced (TBA's), Adjustable Rate Mortgages (ARM's), and Collateralized Mortgage Obligations (CMO's). These derivative instruments are used to manage exposure to market and interest rate risk, and to generate profits from customer facilitation activity.

Futures and mortgage-backed TBA, ARM, and CMO securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counter party credit risk on TBA's, ARM's, and CMO's and options is limited to the unrealized fair value gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2013:

	Notional value (In millions)	Derivative assets, at fair value	Derivative liabilities, at fair value
Forwards:			
Agency mortgage-backed TBAs, ARM's, CMO's, Government, and Agencies	$ 18,242	33,126,566	32,217,395
Options:			
Equity options	2,523	44,581,972	36,153,669
Total derivatives, at fair value		$ 77,708,538	68,371,064

(c) ***Other Fair Values***

The fair values of other financial assets and liabilities (consisting primarily of receivable from and payables to broker-dealers and customers; reverse repurchase and repurchase agreements; and short-term borrowings) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

Cash and Accrued Interest

Cash and Cash segregated for regulatory purposes are classified as Level 1 within the valuation hierarchy. Accrued interest receivable and payable are generally short-term in nature, as a result, book value is considered to equal fair value, and are classified as Level 1 within the valuation hierarchy.

Securities Purchased under Agreements to Resell

The estimated fair value of securities purchased under resale agreements is based on inputs such as interest rates and tenors. Securities purchased under resale agreements are classified as Level 2 within the valuation hierarchy.

Securities Sold under Agreements to Repurchase

The estimated fair value of securities sold under agreements to repurchase is based on inputs such as interest rates and tenors. Securities sold under agreements to repurchase are classified as Level 2 within the valuation hierarchy.

Receivables and Payables from/to Customers and Broker-Dealers

The estimated fair value of receivables and payables from/to customers and broker-dealers are equal to their book value due to the demand feature of the receivables and payables to customers and broker-dealers and are classified as Level 2 within the valuation hierarchy.

Short-term Borrowings

Borrowings are short-term and are classified as Level 2 within the valuation hierarchy.

Summary of financial instruments

		December 31, 2013				
		Level 1	**Level 2**	**Level 3**	**Total estimated fair value**	**Carrying amounts**
				(In thousands)		
Assets:						
Cash	$	351	—	—	351	351
Cash segregated for regulatory purposes		5,000	—	—	5,000	5,000
Receivable from broker-dealers		—	146,738	—	146,738	146,738
Receivable from customers		—	66	—	66	66
Securities purchased under agreements to resell		—	258,075	—	258,075	258,075
Interest receivable		19,985	—	—	19,985	19,985
Total	$	25,336	404,879	—	430,215	430,215
Liabilities:						
Securities sold under agreements to repurchase	$	—	2,266,000	—	2,266,000	2,266,000
Short-term borrowings		—	—	—	—	—
Payable to broker-dealers		—	1,400,267	—	1,400,267	1,400,267
Interest payable		5,998	—	—	5,998	5,998
Total	$	5,998	3,666,267	—	3,672,265	3,672,265

(d) ***Collateral***

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a

daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

(11) Offsetting of Assets and Liabilities

In accordance with FASB ASC Topic 210, *Balance Sheet,* the following tables present derivative instruments and financial instruments that are subject to an enforceable netting agreement. There were no derivative instruments or financial instruments subject to a netting agreement for which the Company is not netting.

Offsetting of Derivative Assets and Financial Instruments

	December 31, 2013				
	Gross asset recognized	**Offset on the statement of financial condition**	**Net asset recognized in the statement of financial condition**	**Collateral received or pledged (including cash)[1]**	**Net amount**
Derivative assets subject to netting arrangements:					
Interest rate contracts	$ 53,773,838	(20,686,691)	33,087,147	—	33,087,147
Total derivative assets subject to netting arrangements	53,773,838	(20,686,691)	33,087,147	—	33,087,147
Derivative assets not subject to netting arrangements:					
Interest rate contracts	39,419	—	39,419	—	39,419
Equity options	44,581,972	—	44,581,972	—	44,581,972
Total derivatives assets not subject to netting arrangements	44,621,391	—	44,621,391	—	44,621,391
Total derivative assets, at fair value	98,395,229	(20,686,691)	77,708,538	—	77,708,538
Securities purchased under agreements to resell	554,796,707	(296,721,730)	258,074,977	(258,074,977)	—
	$ 653,191,936	(317,408,421)	335,783,515	(258,074,977)	77,708,538

[1] The amount reported in collateral received or pledged (including cash) is limited to the amount of the related assets presented in the statement of financial condition and therefore any over-collateralization of these assets are not included.

Offsetting of Derivative Liabilities and Financial Instruments

	December 31, 2013					
		Gross liabilities recognized	Offset on the statement of financial condition	Net liabilities recognized in the statement of financial condition	Collateral received or pledged (including cash)[1]	Net amount
Derivative liabilities subject to netting arrangements:						
Interest rate contracts	$	52,885,505	(20,686,691)	32,198,814	—	32,198,814
Total derivative liabilities subject to netting arrangements		52,885,505	(20,686,691)	32,198,814		32,198,814
Derivative liabilities not subject to netting arrangements:						
Interest rate contracts		18,581	—	18,581	—	18,581
Equity options		36,153,669	—	36,153,669	—	36,153,669
Total derivative liabilities subject to netting arrangements		36,172,250	—	36,172,250	—	36,172,250
Total derivative liabilities, at fair value		89,057,755	(20,686,691)	68,371,064	—	68,371,064
Securities sold under agreements to repurchase		2,562,721,730	(296,721,730)	2,266,000,000	(2,266,000,000)	—
	$	2,651,779,485	(317,408,421)	2,334,371,064	(2,266,000,000)	68,371,064

[1] The amount reported in collateral received or pledged (including cash) is limited to the amount of the related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

(12) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. On December 31, 2013, the fair value of securities received and pledged as collateral was $660,234 and $103,263,549, respectively. The details of these sources and the uses are noted in the below tables:

Source of available collateral – received:		
Financial instruments at fair value	$	660,234
Securities purchased under agreements to resell		295,862,248
Total source of collateral	$	296,522,482
Use of available collateral – pledged or sold:		
Securities sold under agreements to repurchase	$	2,314,350,310
Pledged to clearing corporations		103,363,431
Good faith deposits		99,950
Total use of collateral	$	2,417,813,691

(13) Liabilities Subordinated to the Claims of General Creditors

The borrowings under subordination represent a cash subordination agreement with the Parent and its affiliates. At December 31, 2013, the Company had outstanding a $50,000,000 subordinated note bearing interest of LIBOR + 1.50% per annum. The subordinated note is scheduled to mature February 28, 2017.

This loan is subordinated to the claims of general creditors. FINRA has approved this subordinated loan to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loan may be repaid only if, giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

(14) Regulatory Requirements

(a) Cash and Securities Segregated under Federal and Other Regulations

The Company performs weekly computations to determine the reserve deposit requirements under Rule 15c3-3. As of December 31, 2013, the Company had a $665,439 reserve deposit requirement.

Cash of $5,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(b) Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule.

(Continued)

At December 31, 2013, the Company had net capital of $275,096,921, which was $274,096,921 in excess of the amount required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2013, the Company was in compliance with all such requirements.

(15) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $4,968,326 and a gross deferred tax liability of $1,428,536 at December 31, 2013. The deferred tax asset is primarily attributable to reserves and excess tax basis in goodwill and intangibles and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $3,539,790. The Company has not recorded a valuation allowance because management believes it is more likely than not that the deferred tax assets will be realized.

Federal taxes payable of $3,233,812 is included in payable to parent and state taxes payable of $1,907,634 is included in other liabilities on the statement of financial condition.

The Company's federal consolidated income tax returns are closed to examination through 2008. The New York State and New York City returns have been examined through 2010. The Company's New Jersey income tax returns are closed to examination through 2008.

(16) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices, which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

(Continued)

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(17) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year.

Aggregate annual rentals for office space at December 31, 2013 are:

	Rental obligations
2014	$ 151,321
2015	147,785
2016	147,679
2017	150,977
2018	130,081
Thereafter	84,087
	$ 811,930

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

In August 2011, the Company and its co-underwriters settled with Plaintiffs in a Lehman Class Action Securities Litigation. The Court approved the settlement in April 2012, but several plaintiffs opted out of the settlement, leaving eight individual actions against the Company. On October 25, 2012, the Court dismissed four of these individual actions. In addition, the Company has executed a settlement agreement regarding one of these individual actions. Three individual actions remain pending.

As previously disclosed, the Company entered into a letter of Acceptance, Waiver and Consent with FINRA relating to the sale of auction rate securities in April 2009. Two institutional customers not included in the FINRA settlement filed lawsuits in February and April 2009 and two such customers filed arbitration proceedings against the Company in December 2008 and May 2011, alleging misrepresentations and omissions in the sale of auction rate securities. Settlement agreements regarding

three of the individual actions were executed on February 8, July 12, and August 22, 2013. The last individual action was not dismissed until August 9, 2013; because other defendants remain in that last action, the plaintiff's time to appeal has not yet begun.

On December 14, 2011, Louisiana Municipal Police Employees' Retirement System filed a putative class action complaint in New York federal court against The Bank of New York Mellon Corporation, its directors, certain officers, and underwriters, including the Company, alleging that certain defendants made false and misleading statements concerning the Parent's alleged use of fraudulent practices to artificially inflate standing instruction foreign exchange profits which, when allegedly revealed through the filing of various lawsuits caused the Parent's stock price to decline. The complaint asserts that the Company, which was an underwriter for the Parent's May 2009 common stock offering, and the other underwriter defendants violated Sections 11 and 12(a)(2) of the Securities Act of 1933. Defendants filed motions to dismiss on June 22, 2012. On June 10, 2013, the court denied the motions to dismiss and the case is in discovery.

(18) Subsequent Events

The Company acquired an affiliate's market making trading operations effective January 1, 2014. The purchase entailed acquiring certain assets associated with this business for a cost of approximately $14 million.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Members of the Board of Directors
BNY Mellon Capital Markets LLC:

In planning and performing our audit of the statement of financial condition of BNY Mellon Capital Markets LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition to be in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Members of the Company's Board of Directors, the Company's management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014